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Re:	Funtalk China Holdings Limited Post-effective Amendment No.5 to Form S-4 on Form F-1 Filed on April 30, 2010 File No. 333-153492

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited, a company with limited liability registered by way of continuation in the Cayman Islands (“FTLK”), we are responding to the comment received by facsimile on May 14, 2010 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Post-effective Amendment No.5 to Form S-4 on Form F-1 (“Amendment No.5”), filed by FTLK on April 30, 2010. Concurrently on the date hereof, FTLK is filing the Post-effective Amendment No.6 to Form S-4 on Form F-1 (“Amendment No. 6”), which reflects the responses to the Staff’s comment below.

For your convenience, we have set forth below the Staff’s comment and FTLK’s response thereto.

Compensation of Officers and Directors, page 91

1.           Please update your compensation disclosure to be as of your last full financial year, the year ended March 31, 2010.  See Item 6.B. of Form 20-F.

In response to the Staff’s comment, FTLK has updated the compensation disclosure to as of the financial year ended March 31, 2010. Please see page 91 of Amendment No.6.

We are sending courtesy copies of this letter to you by courier, together with a copy of Amendment No. 6 marked to show changes from Amendment No.5.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan Stanley Chow	Raymond M. S. Kwok Michael S. L. Liu Jane M. S. Ng John A. Otoshi	Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York) David J. Miles (England and Wales)	Allen C. Wang (New York) David Zhang (New York)

June 3, 2010

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503 or Benjamin Su at (8610) 5965-7016.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:	Dongping Fei, Chief Executive Officer, Funtalk China Holdings Limited Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China HoldingsLimited Benjamin Su, Esq., Latham & Watkins LLP